Exhibit 4.9

BROWNSTONE VENTURES INC.
The Exchange Tower
130 King Street West, Suite 2500
Toronto, Ontario, Canada M5X 1A9

Strictly Confidential

July 15, 2009

Adira Energy Corp.

Attention:      Ilan Diamond

Re:	Letter of Intent for Israeli Petroleum Interests

Further to our discussions, this letter (the "Letter of Intent") sets forth the understanding between Brownstone Ventures Inc. (“Brownstone”) and Adira Energy Corp. ("Adira”) with respect to the proposed Farm-in by Brownstone on Adira's interest in offshore Israeli oil and gas exploration and development blocks, as and when such blocks are awarded to Adira (each a "Block" and collectively the "Blocks"), and to further participation by Brownstone in Adira's future offshore projects for a three year period commencing on 15 July 2009) (“Agreed Term”). Brownstone and Adira are each referred to herein individually as "Party" and collectively as the "Parties". The Parties intend this Letter of Intent to record their primary intentions with respect to the contemplated transaction (the "Transaction") and permits them to expeditiously move forward with the negotiation and execution of a mutually acceptable Farm-in agreement. Except for the provisions related to good faith negotiations, exclusivity and confidentiality set forth in paragraphs 1, 4, 5, 7 and 8 below, this Letter of Intent is non-binding and is not intended to create any legal obligations.

1.	From the date hereof until February 15, 2010 or such other date as the Parties may agree, Brownstone and Adira will negotiate in good faith toward the conclusion of

(a)

a formal farm-in (the "Farmin Agreement") pursuant to which Brownstone shall be entitled to earn a 15% participating interest in each of the Blocks for the Agreed Term and once farm-in is effective, continuing right will exist;

	(b)	such amendments to the operating agreements relating to the Blocks as may be deemed necessary and advisable by the Parties (the "Revised JOA's"); and

(c)

an area of mutual interest agreement pursuant to which the Parties shall be entitled to participate in other offshore Israeli oil and gas exploration and development blocks which the other Party acquires an interest (the "AMI") for the Agreed Term.

(the Farmin Agreement, the Revised JOA's and the AMI are collectively referred to herein as the "Formal Agreements")

2.	The Formal Agreements will include terms mutually satisfactory to the Parties to the effect that:

(a)

Under the terms of the Farmin Agreement, and subject to the consent of the appropriate Israeli regulator, Brownstone will become a 15% participant in any offshore oil and gas blocks or concessions granted or acquired by Adira, or which Adira has made application, or has otherwise derived an interest, in Israel during the Agreed Term;

(b)

Brownstone will become responsible for 15% of all costs and obligations associated with the Blocks upon becoming the farm-in partner on a pro-rata, unpromoted basis, including but not limited to all past costs at signature date, associated with the blocks to a maximum of $25,000 attributable to Brownstonewithout prior approval by Brownstone; and

(c)

Brownstone will contribute its expertise and assistance and financial support, including such commercially reasonable letters and/or other financial instruments to further the development of the Blocks and the application for additional licenses.

(d)

Adira will indemnify Brownstone from and against any claims, losses or damages relating to environmental or other liabilities attributable to the Blocks and which arose or accrued prior to the date hereof only in the event that such claims, losses or damages relating to environmental or other liabilities was caused by Adira. Such clause will not apply to claims, losses or damages relating to environmental or other liabilities which were latent or existing prior to Adira acquiring the license.

(e)

Adira will take such steps and obtain such approvals as are possible to cause the transfer to Brownstone of a 15% interest in each Block to be approved and recorded by the applicable governmental authorities, and to add Brownstone to such Block applications or concession applications, as applicable.

(f)

Brownstone shall have the right to acquire up to a 15% participating interest on the same terms and conditions subject always to applicable governmental regulations regarding de minimus interests, in any offshore oil and gas production sharing contracts, leases, producing properties, licences or permits, farm-ins, rights to participate, joint ownership, royalties, net profit interests, or other similar rights acquired directly or indirectly by Adira or any subsidiary of Adira in Israel (an "AMI Asset") for the Agreeed Term.

	(g)	Brownstone will be subject to rights of first refusal in favour of Adira with respect to dispositions of any interest in the Blocks.

	(h)	The Formal Agreements will contain drag-along provisions such that Brownstone’s interest in any Block subject to disposition or farm-in would participate in such diposition or farm-in.

3.	Formal Agreements in accordance with paragraph 1 above and the execution of the Formal Agreements shall be subject to the following conditions precedent:

(a)

The parties shall, on a timely basis, disclose to each other any material information of which they each become aware which could have an adverse effect on (i) their respective ownership of its interest in the Blocks; or (ii) the value of their respective interest in the Blocks, including, without limitation any claims or potential claims relating to the Blocks.;

(b)

Adira shall, provide Brownstone, on a timely basis, with copies of all material contracts, applications, or licenses that pertain to Adira's interests in the Blocks and shall provide Brownstone with reasonable access to the records, files, licenses, reports, budgets, titles, and other items directly relating to the Blocks;

(c)	Adira will obtain all necessary waivers and consents as required under its agreement with AMG Oil Ltd; and

4.

Upon execution of this Letter of Intent, each Party agrees not to hold any discussions or negotiations with respect to sale, disposition, assignment or farm-in of or on the Blocks with any party other than a Party to this Letter of Intent and to not directly or indirectly encourage or assist in the proposal or consummation of any transaction similar in form or substance with the proposed Transaction relating to the Blocks with any party other than a Party to this Letter of Intent during the period beginning on the date hereof and ending on the earlier date date on which either the Formal Agreements referenced herein have been executed by each of the Parties or 15 February 2010. Notwithstanding, Adira will have the unfettered right to raise finance, or dispose of its interest in any block, subject to the rights of first refusal to be included in the Formal Agreements as set out in item 3(d) above.

5.

In the event of Brownstones exercise of Farm-in rights, each of Brownstone and Adira acknowledge that this Letter of Intent, the Transaction proposed hereunder and any information relating to the Blocks, including without limitation all geological, seismic information, and all analyses, compilations, data studies, interpretations, evaluations, reports and other interpretive documents whether written, oral or electronic furnished by either Party in contemplation of the Transaction constitutes confidential business information (the "Confidential Information") and shall be kept in strict confidence. Each Party further agrees that:

(a)

the Confidential Information shall not be disclosed to any Person except with the prior written consent of both Parties. Notwithstanding the foregoing, either Party may disclose the existence and terms of this Letter of Intent and the Transaction proposed hereunder to its subsidiaries, affiliates, directors, officers, employees, agents, representatives, consultants or advisors having a need to know such information for the purposes of evaluating the Transaction;

(b)

Each Party assumes liability for damages arising from any disclosure of the Confidential Information by it or its representatives. Each Party shall indemnify the other Party, its subsidiaries and affiliates and their respective directors, officers, employees, agents, representatives, consultants and advisors from and against all actions, proceedings, claims, demands, loss, costs, damages and expenses whatsoever which may be brought against or suffered by them or which they may sustain, pay or incur by reason of an unauthorized disclosure of the Confidential Information by it or its representatives;

(c)

Upon the unsuccessful conclusion of negotiations in respect of the Transaction, each Party shall forthwith return all copies of Confidential Information received from the other Party which are in written or other tangible form that are in its possession;

(d)

Notwithstanding the foregoing, each Party acknowledges that pursuant to applicable laws the Parties hereto are obligated to issue a press release concerning this Letter of Intent and the Transaction proposed hereunder. The Parties will consult with each other on the timing and content of such public disclosure with respect to this Letter of Intent and neither Party shall issue any such release without having first obtained the consent of the other Party to the contents thereof, provided that no Party shall be prohibited from issuing or making any public announcement to the extent it is necessary to do in order to comply with applicable laws, rules or regulations of any government, legal proceedings, or stock exchange having jurisdiction over such Party.

6.

Each Party acknowledges and agrees that unless and until definitive Formal Agreements have been executed and delivered, no contract or agreement providing for the Transaction between the Parties shall be deemed to exist, and neither Party will be under any legal obligation of any kind whatsoever with respect to such Transaction by virtue of this or any written or oral expression thereof, except, for the matters specifically set forth in paragraphs 1, 4, 5, 7 and 8 hereof.

7.

In no event shall either Party be liable for incidental, consequential, indirect, special or punitive damages, loss of profits or revenue, or other such claims whether in contract or negligence arising pursuant to or in relation with a breach of the confidentiality undertakings described in this Letter of Intent. The limitation of liability set forth in this section shall prevail over any conflicting or inconsistent provisions contained herein.

8.

Each Party shall be solely responsible for payment of any costs incurred by it in the negotiation, preparation and implementation of this Letter of Intent and the Formal Agreements, including any costs incurred in satisfaction of the conditions precedent described in Section 3 hereto, subject to Brownstone being responsible for Adira’s legal costs, to a maximum of $25,000, in the event that Brownstone fails to execute the Formal Agreements without cause attributable to Adira.

9.

This Letter of Intent shall be governed by, and construed in accordance with, the laws of the Province of Ontario and of Canada applicable therein. The parties to this Letter of Intent hereby irrevocably and unconditionally attorn to the exclusive jurisdiction of the courts of the Province of Ontario and all courts of appeal therefrom. This Letter of Intent and any interest herein shall not be assigned by either Party without the prior written consent of the other Party, which consent may be unreasonably withheld.

10.

Each provision of the Letter of Intent shall be construed as though the Parties participated equally in the drafting of the same. Consequently, the Parties acknowledge and agree that any rule of construction that a document is to be construed against the drafting party shall not be applicable to this Letter of Intent. Each Party acknowledges and agrees that it has been represented by legal counsel and that it has consented to the legal counsel engaged by the other Party.

11.

This Letter of Intent may be executed in separate counterparts and by facsimile, and all of the executed counterparts shall together constitute one instrument and shall have the same force and effect as if all of the Parties executing such counterparts had executed the same instrument.

Should this Letter of Intent meet with your acceptance, please so indicate by signing, dating and returning one (1) copy to the attention of the undersigned.

This Letter of Intent shall remain open for acceptance until 4:00 P.M. on July [ ], 2009.

Yours very truly,

BROWNSTONE VENTURES INC.

Per:      “Signed”

ACCEPTED AND AGREED TO this____ day of July, 2009.

ADIRA ENERGY CORP.

Per:      “Signed”